As filed with the Securities and Exchange Commission on January 14, 2022

1933 Act File No. 333-258554

1940 Act File No. 811-21043

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 13	☒

Pioneer High Income Fund, Inc.

Exact Name of Registrant as Specified in Charter

60 State Street, Boston, MA 02109

(Address of Principal Executive Offices)

(617) 742-7825

(Registrant’s Telephone Number, Including Area Code)

Terrence Cullen

Amundi Asset Management US, Inc.

60 State Street

Boston, Massachusetts 02109

Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

Copies of Communications to: Roger P. Joseph, Esq.

Morgan, Lewis & Bockius LLP

One Federal Street

Boston, Massachusetts 02110

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☒

Check box if any securities being registered on the Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

If appropriate, check the following box:

☒	This post-effective amendment will become effective immediately pursuant to Rule 462(d) under the Securities Act.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-258554 and 811-21043) of Pioneer High Income Fund, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act, solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C - OTHER INFORMATION

Item 25. Financial Statements and Exhibits

Part A: Financial Highlights. The Registrant’s financial highlights for the fiscal years ended March 31, 2021, 2020, 2019, 2018, 2017, 2016, 2015, 2014, 2013 and 2012 are included in Part A.

Part B: Financial Statements. Incorporated into Part B by reference to the Registrant’s Certified Shareholder Report dated March 31, 2021 on Form N-CSR on June  4, 2021, and the Registrant’s Certified Shareholder Report dated September  30, 2021 on Form N-CSR filed on December 3, 2021 (File No. 811-21043).

2. Exhibits.

(a)	Articles of Incorporation (2)

(b)	Bylaws (2)

(c)	Not Applicable

(d)	See Bylaws cited under Item 25(b)

(e)	Automatic Dividend Reinvestment Plan (1)

(f)	Not Applicable

(g)	Investment Advisory Agreement (2)

(h)(1)	Distribution Agreement (4)

(h)(2)	Sub-Placement Agent Agreement (4)

(i)	Not Applicable

(j)	Custodian Agreement (4)

(k)(1)	Administration Agreement (2)

(k)(2)	Administrative Agency Agreement (2)

(k)(3)	Transfer Agency Agreement (2)

(l)	Opinion of Counsel (3)

(m)	Not Applicable

(n)	Consent of Independent Registered Public Accounting Firm (3)

(o)	Not applicable.

(p)	Subscription Agreement (1)

(q)	Not applicable

(r)	Code of Ethics (2)

(s)	Powers of Attorney (2)

(1)

Previously filed. Incorporated herein by reference from the exhibits filed in Pre-Effective Amendment No 2 to the Registration Statement (File No. 333-83402) as filed with the SEC on April 25, 2002 (Accession No. 0001166258-02-000003).

(2)

Previously filed. Incorporated herein by reference from the exhibits filed on Form N-2 to the Registration Statement (File No. 811-21043) as filed with the SEC on August 6, 2021 (Accession No. 0001193125-21-239005).

(3)

Previously filed. Incorporated herein by reference from the exhibits filed on Form N-2 to the Registration Statement (File No. 811-21043) as filed with the SEC on September 17, 2021 (Accession No. 0001193125-21-276170).

(4)	Filed herewith.

Item 26. Marketing Arrangements

Reference is made to the Distribution Agreement and Sub-Placement Agent Agreement filed as exhibits in a post-effective amendment to the Registrant’s Registration Statement and the section entitled “Plan of Distribution” contained in Registrant’s Prospectus incorporated by reference herein.

Item 27. Other Expenses and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement.

Registration fees	$6,000.50
FINRA Fees	$650
New York Stock Exchange Fee	$10,000
Accounting fees and expenses	$5,000
Legal fees and expenses	$115,000
Total	$136,650.50

Item 28. Persons Controlled by or Under Common Control

None

Item 29. Number of Holders of Securities

To the best of the Registrant’s knowledge, as of January 11, 2022, Cede & Co., a nominee for participants in the Depository Trust Company, P.O. Box 20, Bowling Green Station, New York, NY 10004, held of record 29,341,635 shares, equal to approximately 99.87% of the Registrant’s outstanding Common Shares.

Title of Class	Number of Record Holders
Common Stock ($0.001 per share)	1

Item 30. Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”).

The Registrant’s charter obligates the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as a director or officer of the Registrant and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager, trustee, employee or agent and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Registrant’s charter also permits the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any of the Registrant’s employees or agents or any employees or agents of the Registrant’s predecessor. In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

Amundi Asset Management US, Inc. (“Amundi US”) is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and is an indirect, wholly owned subsidiary of Amundi and Amundi’s wholly owned subsidiary, Amundi Holdings US, Inc. Amundi US manages investment companies, pension and profit sharing plans, trusts, estates or charitable organizations and other corporations or business entities. Prior to January 1, 2021, Amundi US was known as Amundi Pioneer Asset Management, Inc.

To the knowledge of the Registrant, none of Amundi US’s directors or executive officers is or has been during their employment with Amundi US engaged in any other business, profession, vocation or employment of a substantial nature for the past two fiscal years. Certain directors and officers, however, may hold or may have held various positions with, and engage or have engaged in business for, the investment companies that Amundi US manages and/or other Amundi subsidiaries.

Item 32. Location of Accounts and Records

The accounts and records are maintained at the Registrant’s office at 60 State Street, Boston, Massachusetts 02109; contact the Treasurer.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1. Not applicable.

2. Not applicable.

3. The Registrant undertakes:

(a) to file, during a period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply to the extent the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(b) that, for the purpose of determining any liability under the Securities Act, each post-effective amendment to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is relying on Rule 430B [17 CFR 230.430B]:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4. The Registrant undertakes:

a. For the purpose of determining any liability under the Securities Act of 1933 (the “Securities Act”), the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

b. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7. The Registrant undertakes to send by first class mail or other means designed to ensure equally prominent delivery within two business days of receipt of a written or oral request the Registrant’s statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and the Commonwealth of Massachusetts, on the 14th day of January, 2022.

PIONEER HIGH INCOME FUND, INC.

By:	/s/ Lisa M. Jones
Lisa M. Jones
President

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below on January 14, 2022.

Signature	Title

/s/ Lisa M. Jones Lisa M. Jones	President (Principal Executive Officer) and Trustee

/s/ Anthony J. Koenig, Jr. Anthony J. Koenig, Jr.	Treasurer (Principal Financial and Accounting Officer)

John E. Baumgardner, Jr.* John E. Baumgardner, Jr.	Trustee

Diane Durnin* Diane Durnin	Trustee

Benjamin M. Friedman* Benjamin M. Friedman	Trustee

Craig C. MacKay* Craig C. MacKay	Trustee

Lorraine H. Monchak* Lorraine H. Monchak	Trustee

Thomas J. Perna* Thomas J. Perna	Chairman of the Board and Trustee

Marguerite A. Piret* Marguerite A. Piret	Trustee

Fred J. Ricciardi* Fred J. Ricciardi	Trustee

Kenneth J. Taubes* Kenneth J. Taubes	Trustee

*By:	/s/ Lisa M. Jones Lisa M. Jones Attorney-In-Fact	January 14, 2022

EXHIBIT INDEX

Exhibit Number	Document Title

(h)(1)	Distribution Agreement

(h)(2)	Sub-Placement Agent Agreement

(j)	Custodian Agreement